

07007488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ivy League Financial Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Broadway - Suite # 116
(No. and Street)

Tempe (City) AZ (State) 85282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ted Beer, Principal 602-300-3505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cytryn, Morton E
(Name – *if individual, state last, first, middle name*)

100 Merrick Rd (Address) Rockville Ctr (City) NY (State) 11570 (Zip Code)

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ted Beer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy League Financial Services, Inc, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal

Title

Notary Public


ALIREZA MAZAHRI
Commission # 1639914
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Adjusted Net Worth	$6,163
Less Non-Allowable Assets	
Equals Net Capital	$6,163
Less Net Capital Requirement	$5,000
Equals Excess Net Capital	$1,163

IVY LEAGUE FINANCIAL SERVICES INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2007
WASH, D.C.
202
SECTION

MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT

100 MERRICK ROAD
ROCKVILLE CENTRE, N.Y. 11570
TELEPHONE (516) 766-6464
FAX (516) 766-6520

Ivy League Financial Services, Inc.
500 West Broadway
Tempe, Az. 85282

I have audited the accompanying balance sheet and the related statements of Revenues Collected and Expenses paid of Ivy League Financial Services, Inc. as of December 31, 2006 and the related statements of Income and Deficit for the year then ended. These Financial Statements are the responsibility of the Company's management. My responsibility is to express an opinion on these Financial Statements based on my audit.

I conducted my Audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the Audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy League Financial Services, Inc. as of December 31, 2006 and the results of its operations for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Very truly yours,



MORTON E. CYTRYN
CERTIFIED PUBLIC ACCOUNTANT
February 5, 2007

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY - CASH BASIS
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS			
CASH		$ 6,163	
TOTAL CURRENT ASSETS			$ 6,163
PROPERTY AND EQUIPMENT			
BUILDINGS	$ 3,648		
LESS-ACCUMULATED DEPRECIATION	3,648	0	
TOTAL PROPERTY AND EQUIPMENT			
TOTAL ASSETS			$ 6,163

LIABILITIES

SHAREHOLDERS' EQUITY		
CAPITAL STOCK	$ 16,400	
ADDITIONAL PAID IN CAPITAL	340	
RETAINED EARNINGS - (DEFICIT)	(10,577)	
TOTAL SHAREHOLDERS' EQUITY		$ 6,163
TOTAL LIABILITIES/SHAREHOLDERS' EQUITY		$ 6,163

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF RETAINED EARNINGS - CASH BASIS
FOR THE YEAR ENDED DECEMBER 31, 2006

RETAINED EARNINGS - JANUARY 1, 2006		$ (10,387)
ADD - NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2006		35,070
DISTRIBUTIONS		
CASH	$ 31,612	
TOTAL DISTRIBUTIONS		31,612
OTHER DECREASES		
SEC 179 EXPENSE	3,648	
TOTAL OTHER DECREASES		3,648
RETAINED EARNINGS - DECEMBER 31, 2006 - (DEFICIT)		$ (10,577)

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF REVENUES AND EXPENSES - CASH BASIS
FOR THE YEAR ENDED DECEMBER 31, 2006

OPERATING REVENUES - SCHEDULE A	$	59,488
GENERAL/ADMINISTRATIVE EXPENSES - SCHEDULE B		24,418
OPERATING PROFIT		35,070
NET INCOME	$	35,070

IVY LEAGUE FINANCIAL SERVICES INC
SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006

SCHEDULE A - OPERATING REVENUES

SALES	$	59,488
TOTAL OPERATING REVENUES	$	59,488

SCHEDULE B - GENERAL AND ADMINISTRATIVE

SALARIES-OFFICERS	$	1,413
BROKER DEALER FEES		1,514
DUES AND SUBSCRIPTIONS		1,355
INSURANCE		1,768
LEGAL AND ACCOUNTING		7,000
MEDICAL EXPENSES		1,888
OFFICE EXPENSE		1,166
POSTAGE		287
RENT		2,100
SELLING EXPENSES		1,927
PAYROLL TAXES		985
TELEPHONE		2,281
TRAVEL		734
TOTAL GENERAL AND ADMINISTRATIVE EXPENSE	$	24,418

IVY LEAGUE FINANCIAL SERVICES INC
STATEMENT OF CASH FLOWS - CASH BASIS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:			
NET INCOME, PER INCOME STATEMENT		$ 35,070	
NET CASH FLOW FROM OPERATING ACTIVITIES			$ 35,070
CASH FLOWS FROM FINANCING ACTIVITIES:			
ADD:			
INCREASE IN PAID-IN-SURPLUS	$ 340	$ 340	
DEDUCT:			
OTHER DECREASES IN EQUITY	$ 3,648		
CASH DIVIDENDS	31,612	$ 35,260	
NET CASH FLOW PROVIDED BY FINANCING ACTIVITIES			$ (34,920)
INCREASE IN CASH			$ 150
CASH AT THE BEGINNING OF THE YEAR			6,013
CASH AT THE END OF THE YEAR			$ 6,163

END